Filed by: Great Plains Energy Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Westar Energy, Inc.

Commission File Number: 001-03523

Subject Company: Great Plains Energy Incorporated

Commission File Number: 001-32206

Subject Company: Monarch Energy Holding, Inc.

Commission File Number: 132-02816

Date: July 11, 2017

Client Id: 77 THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT GXP—Great Plains Energy Inc and Westar Energy Inc Joint Conference Call to Discuss the Agreement to a No-Premium Merger of Equals to Form Leading Electric Utility EVENT DATE/TIME: JULY 10, 2017 / 1:00PM GMT THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.    Incorporated

Client Id: 77
JULY 10, 2017 / 1:00PM, GXP—Great Plains Energy Inc and Westar Energy Inc Joint Conference Call to Discuss the Agreement to a No-Premium Merger of Equals to Form Leading Electric Utility
Incorporated
Anthony D. Somma Westar Energy, Inc.—CFO, EVP and Treasurer
Kevin E. Bryant Great Plains Energy Incorporated—CFO and SVP of Finance & Strategy
Lori A. Wright Great Plains Energy Incorporated—VP—Corporate Planning & IR and Treasurer, VP—Corporate Planning & IR and & Treasurer of KCP&L Mark A. Ruelle Westar Energy, Inc.—CEO, President & Director Terry D. Bassham Great Plains Energy Incorporated—Chairman, CEO & President
CONFERENCE CALL PARTICIPANTS
Ali Agha SunTrust Robinson Humphrey, Inc., Research Division—MD Andrew Levi Avon Capital—Analyst Ashar Khan Verition Fund—Analyst Charles J. Fishman Morningstar Inc., Research Division—Equity Analyst
Christopher James Turnure JP Morgan Chase & Co, Research Division—Analyst
Gregory Harmon Gordon Evercore ISI, Research Division—Senior MD, Head of Power and Utilities Research and Fundamental Research Analyst Kamal Bharatkumar Patel Wells Fargo Securities, LLC, Research Division—Former Director & Senior Analyst Lawrence Liou J P Morgan Securities—Fixed Income Analyst Mario Joseph Gabelli GAMCO Investors, Inc.—Chairman, CEO and CIO of Value Portfolios Paul Patterson Glenrock Associates LLC—Analyst Srinjoy Banerjee Barclays PLC, Research Division—Research Analyst Steven I. Fleishman Wolfe Research, LLC—MD and Senior Utilities Analyst Sunil K. Sibal Seaport Global Securities LLC, Research Division—MD
Travis Miller Morningstar Inc., Research Division—Director of Utilities Research and Strategist
PRESENTATION
Operator
Good day, ladies and gentlemen, and welcome to the Great Plains Energy and Westar Energy conference call. (Operator Instructions) As a reminder, today’s conference is being recorded.
I would now like to introduce your host for today’s conference call, Ms. Lori Wright, you may begin ma’am.
Lori A. Wright—Great Plains Energy Incorporated—VP—Corporate Planning & IR and Treasurer, VP—Corporate Planning & IR and & Treasurer of KCP&L
Thank you, Kevin, and good morning, everyone. On the call today, we have Terry Bassham, President, Chairman and Chief Executive Officer of Great Plains Energy; Mark Ruelle, President and Chief Executive Officer of Westar Energy; Tony Somma, Senior Vice President, Chief Financial Officer and Treasurer of Westar Energy; and Kevin Bryant, Senior Vice President and Chief Financial Officer of Great Plains Energy. Other members of the combined team are also with us and will be available to answer your questions.
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Client Id: 77

JULY 10, 2017 / 1:00PM, GXP - Great Plains Energy Incorporated and Westar Energy, Inc. Joint Conference Call to Discuss the Agreement to a No-Premium Merger of Equals to Form Leading Electric Utility

Today's discussion will include forward-looking information and the use of non-GAAP financial measures. Slide 2 and the disclosure in our SEC filings contain a list of some of the factors that could cause future results to differ materially from our expectations.

With that, I will now hand the call to Terry.

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**Terry D. Bassham** - *Great Plains Energy Incorporated - Chairman, CEO & President*

Thanks Lori, and good morning, everybody. I'll start my comments on Slide 4. As you've seen, Great Plains Energy and Westar Energy have announced an amended agreement under which we will continue in a stock-for-stock merger of equals with tax-free exchange. Our new agreement ensures compelling strategic financial benefits and has a straightforward path to close. We're excited about this new structure, which will benefit both company's shareholders and customers.

The strategic rationale for our combination remains consistent with what you've heard from us before. That is, a geographic fit, complementary operations, including jointly-owned plants, increased scale, regulatory diversity and most importantly, the ability to create significant efficiencies, which produce cost savings for customers and better earnings for shareholders. The profile of the combined company is summarized in the appendix to these slides.

The new company will be led by a great team drawn from both companies. It helps that we already know each other very well having worked together for years managing jointly-owned assets and for the past year now in detailed integration planning.

Both companies' shareholders benefit well. We expect EPS accretion to our Great Plains Energy stand-alone case year 1, Westar expects significant accretion that Mark will address in a moment. We'll maintain the dividend for Great Plains Energy shareholders at an exchange adjusted current level of $1.10 per share. That means a dividend uplift for Westar shareholders. The new company will offer a top-tier shareholder value proposition targeting compound annual EPS growth of 6% to 8% from 2016 to 2021 and annual dividend growth in line with that same EPS growth, while targeting a 60% to 70% payout ratio. Finally, the new company's strong investment-grade credit profile and cash position will create financial flexibility for targeted investment and capital returns, including planned post-closing share repurchases to rebalance our capital structure and provide a catalyst for the shares. With the stock-for-stock exchange, we'll be debt free, directly addressing a major concern voiced by the KCC, the Kansas Commission and in its April order denying the original application.

Now turning to Slide 5. As you know, our companies have adjacent service territories and complementary operating expertise, which when combined will create a leading Midwest electric utility that is better positioned to serve our stakeholders. Together, we'll have more than 1.5 million customers in Kansas, Missouri, nearly 13,000 megawatts of generation capacity, almost 10,000 miles of transmission lines and over 51,000 miles of distribution lines. The company will have one of the largest wind generation portfolios in the country representing nearly 1/3 of its retail sales, including nuclear output, nearly half of the utility's retail sales can be produced with 0 emission. I'd emphasize that our existing shared generation assets make the operating benefits of bringing our companies together, particularly unique and difficult to duplicate.

Now Slide 6 outlines the key terms of our agreement. We'll form a new holding company that will become the parent of both Great Plains' utility subs and Westar Energy. We will work altogether to find new names and an identity for both parent utilities. It's important our customers see us as one company best able to meet their needs. The governance and leadership of the new company is aligned with it being a merger of equals. I will continue as President and CEO and a member of the board. Mark will become nonexecutive chair. And with such a close split, we'll have equal board and committee chair representation. I will have an enviable executive team reflecting the strengths and capabilities of both companies. Tony Somma, who I know you already know is Westar CFO, will be the CFO of the new company; Kevin Bryant, Great Plains Energy CFO, will become the Chief Operating Officer; Greg Greenwood of Westar, will become Executive Vice President, Strategy and Chief Administrative Officer and lead our regulatory affairs among other functions. Our focus on our communities and jobs shows in our commitments. We'll maintain operating headquarters in both Missouri and Kansas. Importantly, that means the kinds of jobs one expects to find in a headquarters' location will remain in both locations; executives, engineers, accountants, analysts and the like. We've got specific staffing commitments in the case of Westar's Topeka headquarters given that the corporate headquarters will be in Kansas City.

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Client Id: 77

JULY 10, 2017 / 1:00PM, GXP - Great Plains Energy Incorporated and Westar Energy, Inc. Joint Conference Call to Discuss the Agreement to a No-Premium Merger of Equals to Form Leading Electric Utility

In a new construct, shareholders of each company will each exchange their shares for shares of the new company. This is designed to accommodate a tax-free exchange reflecting the difference in nominal share values. Westar shareholders will exchange shares 1 for 1, Great Plains Energy shareholders will exchange 1 share of GXP for 0.5981 shares in the new company. Former Westar Energy shareholders will own about 52.5%, Great Plains Energy shareholders about 47.5%.

As I said, we negotiated the exchange to reflect no premiums in either direction, both recognizing that our respective stock prices have been trading with lingering after effects of the last deal and conjecture about the future. We looked through all that to true value and negotiated the exchange with the intent that neither company pays or receives a premium to stand-alone value. We expect to close the transaction in the first half of next year.

Now turning to Slide 7. As I said, the strategic rationale remains the same. The combination will create a leading electric utility in the Midwest. Increasing scale and efficiency will enable us to drive value for our shareholders, customers and communities. As you can see on the Slide 7, this transaction provides significant benefits for Great Plains Energy shareholders. Specifically, it meets our criteria of delivering more value than we could achieve on a stand-alone basis.

The transaction is expected to be accretive to our stand-alone EPS in the first full year and we achieve an earnings accretion with a pro forma credit profile even stronger than our stand-alone profile. The transaction will also provide an opportunity to enhance earnings growth, both from cost savings and the ability to utilize the company's cash position and cash flow to pursue attractive, renewable, and transmission investment opportunities and as a catalyst through share repurchases. Finally, the transaction will enhance regulatory diversity, broadening and diversifying our earnings stream.

Before I turn things over to Mark to share his perspective with regard to Westar, let me, again, say, I'm very excited about this combination. The value it will create for all of our stakeholders by creating a premier electric utility in this region.

I've known Mark for over a decade. We've had the pleasure of working alongside one another and with his team over the last year as part of our integration planning. Our combined team, and its ability to deliver on our business plans, is positioned to deliver value.

With that, Mark?

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**Mark A. Ruelle** - *Westar Energy, Inc. - CEO, President & Director*

Thanks, Terry. Good morning, everybody, and thank you for dialing in. It's good to be back with you this morning. Obviously, we didn't set out on this course, but I'm pleased where it has taken us and I'm encouraged by the value it can create both for customers and our Westar shareholders, along with other folks we care deeply about, our employees and our community.

If you'd asked me a year ago about ending up in this place, I would have said, it can't happen. But intervening circumstances, among which are significant changes in the valuations in our sector and unequivocal regulatory sentiments have brought us quite unexpectedly to this good place. From Westar's perspective, this place is a transaction with a value proposition we believe approaches the prior deal. One structured to address regulator's concerns, it is tax advantaged, which is something a number of our shareholders said they prefer and creates a company unburdened by transaction debt with great assets, good operations and a strong leadership team.

Out of the gate, the cash that Great Plains brings to the company creates a positive sentiment for the shares supporting share buybacks as we bring capitalization to a better alignment and to support investment without having to dilute it with new capital. The unusual cash position creates circumstances no one would have planned. In fact, they create quite a business school case study, but those circumstances now yield value.

I'm sure some of you are probably wondering, well, how did we get to this path? Well, there was clearly a number of factors, but let me just share a couple of the big ones. First, regulators unequivocally rejected the prior premium sale and they objected to the price and the premium on both an absolute basis and on a relative basis that is relative to the potential merger benefits. So that means that options were: revert to our stand-alone plan or consider a lower value premium deal. The latter would have been a much lower price with Great Plains or a much lower price with a different

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Client Id: 77

JULY 10, 2017 / 1:00PM, GXP - Great Plains Energy Incorporated and Westar Energy, Inc. Joint Conference Call to Discuss the Agreement to a No-Premium Merger of Equals to Form Leading Electric Utility

party and that different party would have been less able to generate merger savings. So either of those paths would have meant a lower price and ongoing regulatory deal risk. At the same time, as all of us know, utility valuations have increased significantly since we announced the original deal so that any premium-priced deal low enough to be acceptable to regulators would have implied only a modest control premium to our now higher value. So rather than consider a different modestly-priced premium deal that would have still included an uncomfortable degree of regulator risk, we were happy to either go it alone with breakup fee in hand or take this new path and the greater value we believe it presents.

So let me pick up where Terry left off on Slide 7 to share the numbers with Westar. We expect the transaction to be significantly EPS accretive to Westar shareholders the first year post-close and beyond. We also see stronger earnings growth than with our stand-alone case. The substantial cash that Great Plains brings to the transaction enhances the opportunity to grow earnings through share buybacks after closing as we rebalance the capital structure. Take the time to do the math. With even modest assumptions about merger savings, you will see why we find the accretion compelling. It provides a significantly higher dividend too, but I'll come back to that in a minute.

If you turn to Slide 8, please. In rejecting the original deal, the KCC was unequivocal in its objections. The terms of this new deal mean regulators in both Missouri and Kansas can be confident in the benefits the transaction brings for customers in their respective states without the attendant concerns associated with debt being used to finance it. Pro forma credit too remains strong as it is today. The stock-for-stock MOE addressed concerns about debt, absolute value and relative value in comparison to merger savings. The additional time and the completion of integration work further demonstrate the efficiencies this combination will create and the savings that will result for customers. We're sufficiently confident in those savings that we commit to an immediate upfront rate credit of at least $50 million before we see any of the benefits of that actual merger savings. Our preliminary discussions with regulatory staff in both states and consumer advocates are not commitments, but they are encouraging in regard to the new construct.

Now let me go back to the dividend on Slide 8 -- or Slide 9, please. Given the differences in our respective dividend levels, maintaining Great Plains dividend means a 15% uplift for Westar shareholders. With higher earnings, this improvement in the dividend doesn't come at the expense of the payout ratio. Both companies will continue their existing dividends through the transaction close, which we expect first half of next year.

The table on the left simply shows the math of how maintaining Great Plains dividend at the exchange ratio results in the uplift for Westar. Following close, the company will target dividend growth in line with EPS growth of 6% to 8%, as Terry said, while also targeting a payout ratio of 60% to 70%.

Turning to Slide 10. The table depicts expected shareholder return as EPS growth along with dividend yield relative to peers. We expect the new company's total shareholder returns will be more attractive than either of the company stand-alone, are aiming for the top quartile.

Total returns are aided by substantial efficiencies in merger savings and the ability to apply some of those efficiencies to the headroom that exists between earned and authorized return.

That gap and the opportunity to close it, is an important value proposition the transaction brings.

With that, I'll hand things back to Terry to review the efficiencies and the merger savings the combination creates. And as I said, I encourage you to do the math as it doesn't take an extraordinary lift to get the accretion driving our decision. Terry?

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**Terry D. Bassham** - *Great Plains Energy Incorporated - Chairman, CEO & President*

Thanks, Mark. So through our combined operating expertise and our merger integration experience, we expect to generate substantial savings for customers, neither of us can achieve alone. Our joint integration planning has confirmed - even reinforced - our conviction about achieving expected efficiencies in cost savings.

We expect to realize approximately $35 million to $45 million of net operating efficiencies in cost savings in 2018, growing to an approximately $140 million to $170 million by 2021 and beyond. These are comprised of non-fuel O&M, fuel and inventory carrying. The bar graph excludes somewhat conservatively potential CapEx savings and savings related to Great Plains Energy's already discussed plant retirements. Our companies

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Client Id: 77

JULY 10, 2017 / 1:00PM, GXP - Great Plains Energy Incorporated and Westar Energy, Inc. Joint Conference Call to Discuss the Agreement to a No-Premium Merger of Equals to Form Leading Electric Utility

have strong track records of disciplined cost management and we expect to maintain that discipline to create these savings. As we look at our projections through 2021, we expect to reduce O&M by approximately 15% from 2016 levels. After the upfront rebates, long-term cost savings will flow to customers in a normal course of adjusted rates. This means the combined company can keep customer prices lower than either company could alone yet still allow for us to improve earned returns without raising our prices as the only means without over earnings.

With the stock-for-stock merger, our previously completed acquisition financing is no longer required. We'll move promptly, well before close, to unwind the debt and mandatory convertible preferred stock. We'll submit redemption notices for the Great Plains Energy's senior unsecured notes and mandatory convertible preferred stock originally issued in March 2017 and October 2016, respectively. We'll terminate the remaining bridge commitments and OMERS mandatory convertible preferred stock purchase agreement.

We'll wait until after closing to rebalance our capitalization towards the common equity. That means we'll bring to the closing about $1.25 billion of cash. On closing, we expect implementing multi-year share repurchase program to rebalance the capital structure. We expect to repurchase approximately 30 million shares in the first 2 years after closing to return excess cash to shareholders and maintaining balance to capital structure. That amount could be higher or lower depending on circumstances. Our repurchase program can be supported both with cash on hand and our strong cash flow and balance sheet.

As we highlighted earlier, the new company will benefit from strong balance sheet and significant cash flow. You can see pro forma cash flow from operations to total debt metrics are in the high teens with projected debt-to-capital metrics remained strong. As Mark noted, with this structure, we addressed head-on the KCC's concerns. The strength of our pro forma balance sheet will support continued regulated investments to maintain our already strong reliability, safety and customer service and provide for a growing dividend and strong credit, all positioning the company for success.

On Slide 13, we've outlined the necessary approvals and expected timing for each, and we recognize timing is top of mind for shareholders. We plan to make the required state regulatory filings in August. We've been actively engaged with stakeholders for some time now. The dialogue has been very constructive. We remain confident in our ability to secure approvals in a timely manner and in closing the transaction in the first half of next year.

Given all the work and vetting that's already been done, we're hopeful to be in the front-end of that range.

Finally, on Slide 14, this combination and how we've structured it creates a premier regional electric utility, one unencumbered with leverage and with significantly improved growth prospects. The benefits to all of our stakeholders, customers, employees, communities and especially our owners make this a compelling combination.

Mark, would you like to wrap-up with some closing perspective as well?

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**Mark A. Ruelle** - *Westar Energy, Inc. - CEO, President & Director*

Sure. I share Terry's sentiments and confidence. As I said, this has been a long and winding path, but we're now at a point where combining these companies as we propose will create a fine company that can deliver superior value. From Westar's perspective, the economics are compelling and risk-adjusted better than any of our alternatives, either different transaction or going it alone with our stand-alone plan.

The substantial improvement in our dividend is tangible and immediate. The earnings accretion simply from the combination and significant accretion with even modest merger savings make it better. The growth prospects are better for both earnings and dividends with no pressure on the credit or the payout ratio.

Moreover, the unusual even unique circumstances of the cash that comes into this transaction can provide a substantial and immediate uplift for the shares at closing or at least that's our plan.

We're now happy to take your questions. So Kevin, would you open up the line, please?

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Client Id: 77
JULY 10, 2017 / 1:00PM, GXP—Great Plains Energy Inc and Westar Energy Inc Joint Conference Call to Discuss the Agreement to a No-Premium Merger of Equals to Form Leading Electric Utility
QUESTIONS AND ANSWERS
Operator
(Operator Instructions) Our first question comes from Chris Turnure with JPMorgan.
Christopher James Turnure—JP Morgan Chase & Co, Research Division—Analyst
Congrats on the new terms here. I wanted to get maybe sort of your perspective on the Great Plains shareholder and the value created here, maybe you can walk us through how you’re looking at today’s deal versus the stand-alone plan in terms of accretion, how to think about that map, et cetera?
Terry D. Bassham—Great Plains Energy Incorporated—Chairman, CEO & President
Yes. So as you would expect looking at our stand-alone plan and comparing that to the opportunity here, first from a strategic perspective, obviously, long-term, the strategic benefits that we talked about from this transaction continue to be true. So we felt confident in our stand-alone plan, but as we kind of recover back to where we would expect to have been, we still would not have acquired the ability to have the strategic opportunities that the 2 companies bring together long term. In the immediate term, obviously, we looked at valuation, what we on a stand-alone plan and Westar brought to the combination, looked at the metrics around contribution from both to arrive at what we think is a fair exchange and an opportunity for our company number 1, to see an opportunity for growth immediately; and number 2, our shareholder base that would see a great opportunity strategically to continue to grow at a rate that we could not have done on a stand-alone basis under our stand-alone plan, especially long term.
Christopher James Turnure—JP Morgan Chase & Co, Research Division—Analyst
Okay. And then as part of your thinking here again from the Great Plains shareholder perspective that, even if it — well, let’s just say the transaction is accretive for the shareholders, but on top of that there would be a benefit to Great Plains shareholders from having a multiple uplift or valuation uplift as well?
Terry D. Bassham—Great Plains Energy Incorporated—Chairman, CEO & President
Of course. Yes, there is no question that the diversity of our regulatory jurisdiction is a benefit and, in particular, our multiple in the past has been lowered in part because of that inability to earn our allowed returns. The strategy around both those diversification of jurisdiction, but also the ability to create these synergies that allow us to earn our allowed return without filing rate cases should give us the ability to be at a market multiple at a minimum.
Christopher James Turnure—JP Morgan Chase & Co, Research Division—Analyst
Okay. And then just
Kevin E. Bryant—Great Plains Energy Incorporated—CFO and SVP of Finance & Strategy
Chris, this is Kevin. I’d just emphasize the dividend, and Mark went through that in his prepared remarks. Remember in the transaction we announced last year, the dividend growth was expected to be 5% to 7%. So the dividend proposed by this transaction in line with earnings growth of 6% to
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Client Id: 77

JULY 10, 2017 / 1:00PM, GXP - Great Plains Energy Incorporated and Westar Energy, Inc. Joint Conference Call to Discuss the Agreement to a No-Premium Merger of Equals to Form Leading Electric Utility

8% is a bit higher and a much stronger dividend given the balance sheet that the combined company will have, those certainly have good value proposition for our shareholders.

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**Christopher James Turnure** - *JP Morgan Chase & Co, Research Division - Analyst*

Got you. And then just lastly, can you tell us the assumption on the buyback that you're embedding in your kind of forward guidance here and maybe the pro forma share count after the buyback or something to give us more color there?

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**Terry D. Bassham** - *Great Plains Energy Incorporated - Chairman, CEO & President*

Well, I think what we said, is we would expect in the first 2 years to have around 30 million shares buyback.

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**Kevin E. Bryant** - *Great Plains Energy Incorporated - CFO and SVP of Finance & Strategy*

Per year.

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**Terry D. Bassham** - *Great Plains Energy Incorporated - Chairman, CEO & President*

Per year, yes, for a total of 60 million and that's about the amount that was raised for the prior transaction.

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**Mark A. Ruelle** - *Westar Energy, Inc. - CEO, President & Director*

So Chris, this is Mark. Let me help you with the math a little bit. We have about 143 million shares outstanding, Tony?

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**Anthony D. Somma** - *Westar Energy, Inc. - CFO, EVP and Treasurer*

Yes.

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**Mark A. Ruelle** - *Westar Energy, Inc. - CEO, President & Director*

And so we'll exchange 1 to 1 and they will exchange 0.5981 to 1. So day 1...

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**Anthony D. Somma** - *Westar Energy, Inc. - CFO, EVP and Treasurer*

270 million.

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**Mark A. Ruelle** - *Westar Energy, Inc. - CEO, President & Director*

Yes, about 270 million to start and then Terry talked about the buybacks from that level.

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**Christopher James Turnure** - *JP Morgan Chase & Co, Research Division - Analyst*

Okay. Got you. So 270-ish million to start, and then you're saying roughly 30 million bought back per year over roughly a 2-year time frame is how you're thinking about it?

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Client Id: 77
JULY 10, 2017 / 1:00PM, GXP—Great Plains Energy Inc and Westar Energy Inc Joint Conference Call to Discuss the Agreement to a No-Premium Merger of Equals to Form Leading Electric Utility
Mark A. Ruelle—Westar Energy, Inc.—CEO, President & Director
Yes, obviously, it will be more or less depending on the circumstances and the price of the shares and other opportunities, but that’s what’s in the numbers.
Operator
Our next question comes from Kamal Patel with Wells Fargo.
Kamal Bharatkumar Patel—Wells Fargo Securities, LLC, Research Division—Former Director & Senior Analyst
I had a couple of quick questions. Looking at your securities redemption, the debt and the preferred, is there any other details you can provide on timing? For example, are you waiting until shareholder approvals before you execute any of the redemptions?
Terry D. Bassham—Great Plains Energy Incorporated—Chairman, CEO & President
No. No. We’re not waiting for shareholder approval there. We’re going to act on that quickly.
Kamal Bharatkumar Patel—Wells Fargo Securities, LLC, Research Division—Former Director & Senior Analyst
Okay. Second question, regarding some of the imputed capital structure issues that have been realized in Missouri in the past. Are you concerned about the use of holding company leverage in the future post-close?
Terry D. Bassham—Great Plains Energy Incorporated—Chairman, CEO & President
Well, certainly, not concerned in the sense that post-close, we’ll actually probably be over equitized, not probably it will be over equitized and that’s the basis for our share buyback program. And the target around that would be to operate basically the holding company in a similar range as we would in our utilities, which is what we’ve traditionally done for years and that will kind of take off the table the concern around leverage to the holding company being a problem in rate cases.
Operator
Our next question comes Ali Agha with SunTrust.
Ali Agha—SunTrust Robinson Humphrey, Inc., Research Division—MD
You referred to a few times, Terry, the confidence level that this time you would address the issues that Kansas specifically raised. Any initial conversations with the staff, the commission, et cetera, that kind of reinforces that confidence that these terms are acceptable?
Terry D. Bassham—Great Plains Energy Incorporated—Chairman, CEO & President
Yes. So we’ve had initial conversations with the staff. It’s, obviously, difficult to have direct conversations with commissioners. And we’ve had good conversations. Obviously, we weren’t able to talk about specifics, but we talked about the kind of things that this deal will represent. And I’d say, we have had constructive conversations with them about what this would look like and their views of revised opportunity.
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Client Id: 77
JULY 10, 2017 / 1:00PM, GXP—Great Plains Energy Inc and Westar Energy Inc Joint Conference Call to Discuss the Agreement to a No-Premium Merger of Equals to Form Leading Electric Utility
Mark A. Ruelle—Westar Energy, Inc.—CEO, President & Director
If you look at the — Ali, this is Mark Ruelle. If you look at the commission’s order in April, they were unequivocal and very specific about what they objected to. And this transaction is structured to address all that head-on.
Kevin E. Bryant—Great Plains Energy Incorporated—CFO and SVP of Finance & Strategy
And Ali, this is Kevin. I’ll add, not only have we talked to staff, we talked to other interveners. I mean, we’ve used this time. We know our shareholders have been patiently awaiting a decision. We’ve used this time to reach out to all the stakeholders that were active in the last case and understand their perspective and have a better feel as we head into this regulatory approval process.
Ali Agha—SunTrust Robinson Humphrey, Inc., Research Division—MD
Okay. And then second question, in terms of the numbers, as you mentioned you’ve assumed 30 million shares for your buyback for 2 years, I’m assuming that’s ‘19, ‘20? Or is that ‘18, ‘19, just to be clear on the timing there?
Kevin E. Bryant—Great Plains Energy Incorporated—CFO and SVP of Finance & Strategy
That is ‘18, ‘19.
Ali Agha—SunTrust Robinson Humphrey, Inc., Research Division—MD
‘18, ‘19. And then with regards to the synergies that you’ve laid out apart from that $50 million upfront that you are planning to give back and again, I’m assuming that’s calendar ‘18, are you assuming that all the other synergies are kept by you until you file the next rate case, which is beyond 2021? Is that the way you’re thinking about the math?
Terry D. Bassham—Great Plains Energy Incorporated—Chairman, CEO & President
Yes. So we’ve both got cases planned in this ‘18, ‘19 time period. So we would expect, number one, to propose the $50 million as an immediate give back in ‘18. We obviously have a rate case then coming for both companies in that same time period where we would expect those issues to be addressed. And then from there, the strategy is actually to be able to use those efficiencies to not have to raise rates. But yes, if at some point we were in for a rate case, need or request, we would expect to true-up any efficiencies that had occurred to that point.
Ali Agha—SunTrust Robinson Humphrey, Inc., Research Division—MD
Okay. So to be clear that for ‘18 and ‘19, you’ve assumed that the bulk of the synergies are given back to rate cases, but for the 2021 period for those years you’re not planning any rate cases for the time being?
Terry D. Bassham—Great Plains Energy Incorporated—Chairman, CEO & President
Yes. As I said, in the net forecast period, we don’t see the need for an additional case, that’s correct.
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Client Id: 77
JULY 10, 2017 / 1:00PM, GXP—Great Plains Energy Inc and Westar Energy Inc Joint Conference Call to Discuss the Agreement to a No-Premium Merger of Equals to Form Leading Electric Utility
Okay. And then last question. I know you have a fair amount of cash upfront and so the retirements at least for the preferreds and the debt that you have cash clearly on hand for that, but when you’re thinking about the share buyback, Terry, and given that you will shoot shares at a lower price than where the share is right now, the incremental cost, is that, again, going to be absorbed by internal cash flow or have you assumed some additional borrowings to ultimately pay for the total unwind costs?
Terry D. Bassham—Great Plains Energy Incorporated—Chairman, CEO & President
No. Those are all assumed in there. The amount we talked about on hand at closing of $1.25 billion assumes, that’s all been managed.
Operator
Our next question comes from Steve Fleishman with Wolfe Research.
Steven I. Fleishman—Wolfe Research, LLC—MD and Senior Utilities Analyst
Just when would the shareholder votes likely be scheduled? And could you go through the details of exactly what votes are required?
Terry D. Bassham—Great Plains Energy Incorporated—Chairman, CEO & President
Sure. So I think the timing around our proxy is late third quarter. So we probably expect our shareholder vote early fourth quarter. Votes for Great Plains Energy under Missouri law is 2/3 outstanding and for Westar would be 50% majority.
Steven I. Fleishman—Wolfe Research, LLC—MD and Senior Utilities Analyst
Okay. And then just — Mark, your comments are interesting. So the way you were looking at it, the fact that utility valuations have gone up actually limited your options, it didn’t enhance your options because of this kind of cap on price from the commission. Is that fair?
Mark A. Ruelle—Westar Energy, Inc.—CEO, President & Director
Yes, I think that’s a fair characterization, Steve. So obviously, a $60 deal wasn’t going to happen. And the commission alluded to levels in the order that were more in the line of a cover bid, so kind of mid-50s or something. And where we’re currently trading even if you sort of adjust out any deal effects, it would have — an alternative premium deal would have been kind of a high single digit, low double-digit control premium and relative to this deal, they weren’t very attractive. And so it really didn’t make a very good case for an alternative premium deal even with Great Plains or anybody else for that matter. And so I think how you’re thinking about that is right.
Steven I. Fleishman—Wolfe Research, LLC—MD and Senior Utilities Analyst
Okay. And then last question is just, you talk about potential for more renewables and transmission, could you just give maybe a little more flavor of — we’ve seen a number of companies in high renewables area is kind of pursue a lot more like renewables into this kind of like year-end 2020 PTC roll-off. Could you give more color like how meaningful that could be?
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Client Id: 77
JULY 10, 2017 / 1:00PM, GXP—Great Plains Energy Inc and Westar Energy Inc Joint Conference Call to Discuss the Agreement to a No-Premium Merger of Equals to Form Leading Electric Utility
Well, I’ll start and I’ll let Terry pick it up. I mean, the transmission — our geographic footprint on the Westar side is bigger. So we’ve had more transmission investment — more opportunity for transmission investment than maybe Great Plains has had because of the compactness of their service territory. And then also, some of our transmission has been developed hand-in-hand with the renewables opportunities. Renewables are inexpensive right now and when we add renewables, the last couple, it actually reduces our customers’ costs. In other words, the incremental cost of their wind energy is lower than the variable cost of our system. Terry, you want to talk about future?
Terry D. Bassham—Great Plains Energy Incorporated—Chairman, CEO & President
Very similar. I mean, for us, we’ve seen the same thing on a renewable basis that actually additional the wind opportunity’s lower cost and we’ve kind of taken the same actions Westar has in that regard and have additional wind coming online before year-end. And then the transmission from the Westar system is an opportunity for us, an investment opportunity that we stand-alone, didn’t have available given kind of the urban nature of our service territory.
Mark A. Ruelle—Westar Energy, Inc.—CEO, President & Director
Yes. I mean, sort of people historically have kind of looked at both companies as sort of old traditional Midwest coal companies, and we’ve quietly become quite the clean energy guys.
Operator
Our next question comes from Greg Gordon with Evercore ISI.
Gregory Harmon Gordon—Evercore ISI, Research Division—Senior MD, Head of Power and Utilities Research and Fundamental Research Analyst
So thanks for the detailed financial disclosure on what those things are going to look like. Just a little bit more nuance on how you’re thinking about the synergies and what goes back to customers and how we think about how that benefits shareholders. So you’re talking about at least a $50 million rebate. Is that — that would be a onetime payment? Because rebates sound to me like a onetime payment or will that be sort of an ongoing multiyear rate credit? And then, if I think about the different jurisdictions Westar’s traditional service territories, GXPs, where are you currently underearning? And by what year do you assume that the synergy uptake allows you to eliminate regulatory lag sort of completely and earn your authorized returns so that we can think about sort of the modeling implications of that?
Mark A. Ruelle—Westar Energy, Inc.—CEO, President & Director
Sure. Let me see if I can shed a little light on that and then I’ll let Terry fix anything I didn’t do very clearly. So yes, the — at least $50 million upfront rebates are onetime rebates that we won’t even have realized that many merger savings in the first year. So we’re that confident that we’re willing to give rebates in excess of what we expect in the first year. Then secondly and I want to make sure everybody understands it, Terry said this, but we need to make sure everyone understands it, both companies have rate relief they need to request in 2018, 2019 period. So there are rebates of at least $50 million, but then we’ll continue to deal with the independent rate request with probably ‘17, maybe in ‘18 test years or something.
Terry D. Bassham—Great Plains Energy Incorporated—Chairman, CEO & President
And to your point, the $50 million upfront would be a onetime credit. Anything done in a rate case then would be an ongoing effect on the cost structure approved in the cost of service. Yes.
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Client Id: 77
JULY 10, 2017 / 1:00PM, GXP—Great Plains Energy Inc and Westar Energy Inc Joint Conference Call to Discuss the Agreement to a No-Premium Merger of Equals to Form Leading Electric Utility
But, obviously
Gregory Harmon Gordon—Evercore ISI, Research Division—Senior MD, Head of Power and Utilities Research and Fundamental Research Analyst
Okay. And so
Mark A. Ruelle—Westar Energy, Inc.—CEO, President & Director
Yes, I’m sorry, go ahead.
Gregory Harmon Gordon—Evercore ISI, Research Division—Senior MD, Head of Power and Utilities Research and Fundamental Research Analyst
So theoretically the rate asks come down significantly in those requests because you’re showing the regulators the ability to run the business at a lower cost. But then prospectively, the benefit to the shareholder comes from hopefully an ability to continue to — execute on synergies and reduce regulatory lag, right? So if I’m thinking about rate cycles — when we get through this next series of rate cycles, is it your view that the regulatory lag that you’ve historically experienced will be eliminated?
Mark A. Ruelle—Westar Energy, Inc.—CEO, President & Director
Yes. Let me restate it. Well, I think we’re in violent agreement with what you just said, but let me clarify it. So the immediate rate request that independently the companies have will probably have test years that don’t reflect the merger savings because those test years will have occurred before we close. But we, obviously, will be in the process of doing a merger, and we need to make sure that the customer sees some immediate benefits from that. So the rebates are conveniently timed to sort of soften any impact of having to do the rate requests. But after those first rate requests, you’re spot on. So one of the value propositions here is the ability to use merger savings to earn closer to our allowed returns without exceeding them, but earn closer to our allowed returns without having to raise prices to do so.
Gregory Harmon Gordon—Evercore ISI, Research Division—Senior MD, Head of Power and Utilities Research and Fundamental Research Analyst
Great. Okay. So when we think about the time frame you gave us ‘16 to ‘21, around where in that sort of time frame do you guys presume it’s possible to get to that point where you mitigated the regulatory lag? You’ve already given us a lot of guidance around the financial structure, share count and how much shares you’re going to buy back, you’re going to buy back your debt, you’re going to buy back the converts. But sort of this last piece of the puzzle sort of, at what point do you think it’s possible that we’ll begin to see this mitigated regulatory lag?
Mark A. Ruelle—Westar Energy, Inc.—CEO, President & Director
Yes. Maybe the best way to describe that is where we — how we expect savings to ramp-up. I think we said, by 2019, 2020 should be in the 100’s
Anthony D. Somma—Westar Energy, Inc.—CFO, EVP and Treasurer
$100-plus million.
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Client Id: 77

JULY 10, 2017 / 1:00PM, GXP - Great Plains Energy Incorporated and Westar Energy, Inc. Joint Conference Call to Discuss the Agreement to a No-Premium Merger of Equals to Form Leading Electric Utility

**Mark A. Ruelle** - *Westar Energy, Inc. - CEO, President & Director*

$100-plus million. $100 million. Yes, hold on, let me refer you back to Slide 11. We show by 2019, 2020 being in the $100 million to $165 million range of savings.

---

**Terry D. Bassham** - *Great Plains Energy Incorporated - Chairman, CEO & President*

Let me also remind you that, we would have just gone through rate cases so things should had been trued-up at that point. So a combination of -- and you'll see for Great Plains Energy in those years and particularly in Missouri the year after a rate case we had earned our return, it was that ongoing effect. So a combination of having those rate cases then, having the efficiency should allow us to do -- to earn our returns.

---

**Operator**

Our next question comes from Travis Miller with Morningstar.

---

**Travis Miller** - *Morningstar Inc., Research Division - Director of Utilities Research and Strategist*

I was wondering just on the technical regulatory side, is this considered an amended proposal or will this be completely new? And is there any differentiation between those 2 in either Missouri or Kansas?

---

**Mark A. Ruelle** - *Westar Energy, Inc. - CEO, President & Director*

Well, it will be a new application in form probably nothing different, but in substance certainly different. I mean, there has been a ton of work that's already been reviewed and vetted. And it would be our hope that the regulators in both states could feel sufficiently informed that we might not have to take the same amount of time on it, but it is a new application.

---

**Travis Miller** - *Morningstar Inc., Research Division - Director of Utilities Research and Strategist*

Okay. And then will the Kansas time period still hold, in terms of the decision period.

---

**Mark A. Ruelle** - *Westar Energy, Inc. - CEO, President & Director*

Well, you can -- yes, they have no longer than 300 days. And that's what we would hope that with all the vetting and the work that's already been done, perhaps we could do that faster. But obviously, the commission has to be fully informed in making this decision, and they'll determine that schedule.

---

**Operator**

Our next question comes from Charles Fishman with Morningstar.

---

**Charles J. Fishman** - *Morningstar Inc., Research Division - Equity Analyst*

Did you provide a cost to achieve on those savings on Slide 11?

---

14

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Client Id: 77

JULY 10, 2017 / 1:00PM, GXP - Great Plains Energy Incorporated and Westar Energy, Inc. Joint Conference Call to Discuss the Agreement to a No-Premium Merger of Equals to Form Leading Electric Utility

**Kevin E. Bryant** - *Great Plains Energy Incorporated - CFO and SVP of Finance & Strategy*

So Charles, those numbers are net of cost achieved so it included those.

---

**Charles J. Fishman** - *Morningstar Inc., Research Division - Equity Analyst*

Got it. Great. Okay. And then, there was a bullet on there that says, it excludes potential cost savings related to plant retirements. Do you anticipate any additional plant retirements due to the merger?

---

**Terry D. Bassham** - *Great Plains Energy Incorporated - Chairman, CEO & President*

Well, I don't know that we know that yet. We've announced Great Plains Energy kind of stand-alone plant retirements. We've not been able to fully do integrated resource planning, if you will, for both companies because of limitations on sharing some information. So we'll see if we -- if that changes the timing of that. But ours are already announced based on a stand-alone basis and are affected by that, that's why we've taken the amount to be conservative.

---

**Charles J. Fishman** - *Morningstar Inc., Research Division - Equity Analyst*

Okay. So potentially, there is some additional retirements that could occur, is that why that bullet points is on there?

---

**Mark A. Ruelle** - *Westar Energy, Inc. - CEO, President & Director*

Yes. Potentially, more could occur, but we're not treating the already discussed Great Plains stand-alone retirements as merger savings. There is certainly value for customers there, but we're not calling it a merger savings because of the timing of how they've been developed.

---

**Terry D. Bassham** - *Great Plains Energy Incorporated - Chairman, CEO & President*

Trying to be responsive to the commission's order again, and what they call a transaction synergy.

---

**Operator**

Our next question comes from Srinjoy Banerjee with Barclays.

---

**Srinjoy Banerjee** - *Barclays PLC, Research Division - Research Analyst*

Just probably on the debt side. I don't understand, using the special mandatory redemption clause or is it the option or redemption clause?

---

**Terry D. Bassham** - *Great Plains Energy Incorporated - Chairman, CEO & President*

The optional clause.

---

**Srinjoy Banerjee** - *Barclays PLC, Research Division - Research Analyst*

The -- so the special optional clause. So then you basically have to issue a notice and then allow these sort of between 3 and 30 days to call the response at 101, is that right?

15

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Client Id: 77
JULY 10, 2017 / 1:00PM, GXP—Great Plains Energy Inc and Westar Energy Inc Joint Conference Call to Discuss the Agreement to a No-Premium Merger of Equals to Form Leading Electric Utility
Terry D. Bassham—Great Plains Energy Incorporated—Chairman, CEO & President
That’s correct.
Srinjoy Banerjee—Barclays PLC, Research Division—Research Analyst
And then, there isn’t anything in the dark which can mean that bond holders potentially could make you leave these bonds outstanding for longer, so towards that end date?
Terry D. Bassham—Great Plains Energy Incorporated—Chairman, CEO & President
Don’t believe so.
Operator
Our next question comes from Larry Liou with JPMorgan.
Lawrence Liou—J P Morgan Securities—Fixed Income Analyst
Just a quick one on the legacy GXP debt, the ones that weren’t issued for acquisition financing, will they be assumed by the newco or they will remain as an intermediary holding company?
Kevin E. Bryant—Great Plains Energy Incorporated—CFO and SVP of Finance & Strategy
Is that — the transaction debt that was issued last or this spring, is that what you’re referring to?
Lawrence Liou—J P Morgan Securities—Fixed Income Analyst
No, the old like 22s?
Kevin E. Bryant—Great Plains Energy Incorporated—CFO and SVP of Finance & Strategy
Oh, those will remain — those remain outstanding.
Lawrence Liou—J P Morgan Securities—Fixed Income Analyst
But will that be at the new holding company or intermediate holding company underneath the newco?
Terry D. Bassham—Great Plains Energy Incorporated—Chairman, CEO & President
Let’s be clear. You’re talking about outstanding debt related to the transaction or not?
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Client Id: 77
JULY 10, 2017 / 1:00PM, GXP—Great Plains Energy Inc and Westar Energy Inc Joint Conference Call to Discuss the Agreement to a No-Premium Merger of Equals to Form Leading Electric Utility
Not related to transaction.
Terry D. Bassham—Great Plains Energy Incorporated—Chairman, CEO & President
Well, then, yes, I mean, that would be outstanding wherever it is located. So if it was utility debt, that’s where it would be. If it was at the holdco it would stay there, there wouldn’t be a change.
Operator
Our next question comes from Mario Gabelli with GAMCO Investors.
Mario Joseph Gabelli—GAMCO Investors, Inc.—Chairman, CEO and CIO of Value Portfolios
Thank you for going back to the beginning. My clients love a tax free deal.
Terry D. Bassham—Great Plains Energy Incorporated—Chairman, CEO & President
Well, Kevin mentioned that.
Mario Joseph Gabelli—GAMCO Investors, Inc.—Chairman, CEO and CIO of Value Portfolios
I think that somewhere you guys have figured something clever out, I’m delighted one is not buying the other. Take care. Have a good day.
Operator
Our next question comes from Sunil Sibal with Seaport Global.
Sunil K. Sibal—Seaport Global Securities LLC, Research Division—MD
Congrats on the transaction. I just wanted a little bit clarity on the mechanics of the redemption of the acquisition debt that you had issued last year. What are kind of — if you could talk about what are the steps from here on in terms of the new mechanics of redeeming the debt?
Kevin E. Bryant—Great Plains Energy Incorporated—CFO and SVP of Finance & Strategy
We’ll keep that process up-to-date. We’ll provide notices that are consistent with the provisions in those documents and we will work to redeem those as expeditiously as possible, but we expect that to occur over the next 30-or-so days.
Sunil K. Sibal—Seaport Global Securities LLC, Research Division—MD
And then, can you clarify those are basically the 101 call option that you will be using, correct?
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Client Id: 77

JULY 10, 2017 / 1:00PM, GXP - Great Plains Energy Incorporated and Westar Energy, Inc. Joint Conference Call to Discuss the Agreement to a No-Premium Merger of Equals to Form Leading Electric Utility

**Terry D. Bassham** - *Great Plains Energy Incorporated - Chairman, CEO & President*

That's correct.

---

**Operator**

Our next question comes from Paul Patterson with Glenrock Associates.

---

**Paul Patterson** - *Glenrock Associates LLC - Analyst*

I wanted to first ask about sort of the rationale of having the buyback over 2 years. Could you just explain why you're doing in that time frame? What the thought process was?

---

**Mark A. Ruelle** - *Westar Energy, Inc. - CEO, President & Director*

Well, it's a lot -- there's a lot of shares for starters, but I guess all that.

---

**Terry D. Bassham** - *Great Plains Energy Incorporated - Chairman, CEO & President*

Yes, obviously, we've been sensitive to the effect they could have in the marketplace. Those are a lot of shares. We want to be measured in the process and do what's best for shareholders from an overall long-term pricing perspective. So it's a measured approach. As we said before, that's the target to kind of show what we think is manageable, but depending on what happens in the marketplace, other investment opportunities, could be less, could be more. But the idea is really to do that in the right way to get back most shareholder value we can generate.

---

**Paul Patterson** - *Glenrock Associates LLC - Analyst*

Okay. And then just on Slide 6, the termination fee discussion there. I was wondering if you could just sort of make sure that I completely understand what they are. The reverse breakup fee, could you describe that a little bit more?

---

**Mark A. Ruelle** - *Westar Energy, Inc. - CEO, President & Director*

Sure. It gets cut in half but we rolled it forward into the new deal. That's in favor of Westar just as the original one was. The mutual fiduciary outs are of the same size and similar terms, which is "neither of us are going to solicit anybody else" but if either company had to deal with fiduciary out issues, there would be 190 paid in favor of the other. And then there is still the naked no vote in Westar's favor of I think is 80.

---

**Paul Patterson** - *Glenrock Associates LLC - Analyst*

Okay. And then with regard to the merger savings, is there any allocation that you've thought up in terms of the jurisdictions that you're in?

---

**Terry D. Bassham** - *Great Plains Energy Incorporated - Chairman, CEO & President*

Traditionally, that would happen and we expect it here to happen based on an allocated basis. Of course, Westar is a single jurisdiction, single utility where we have on our side 2 states and separate rate, if you will, jurisdictions. So we have allocated those that would apply back to. We'd expect them to be allocated back across on a traditional method.

---

18

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Client Id: 77
JULY 10, 2017 / 1:00PM, GXP—Great Plains Energy Incorporated and Westar Energy, Inc. Joint Conference Call to Discuss the Agreement to a No-Premium Merger of Equals to Form Leading Electric Utility
Okay. And then just finally, this was brought up before, and I just want to make sure I understand this. With respect to making this merger happen — this approval process happen any faster, is that — I mean, is it possible that you could move this up? Or is it basically statutorily this going to take that much time. Do you follow what I’m saying, since you went through all of this, since you’ve addressed so many of the concerns that were raised, it just seems that perhaps you should be able to do it sooner?
Mark A. Ruelle—Westar Energy, Inc.—CEO, President & Director
So this — the 300 days in Kansas is a statutory outside limit, it’s not a minimum. And obviously, we need to make sure that the regulators have time to understand this transaction as it’s constructed as I shared. We hope that they can get some comfort with the vetting and work that’s already been done. But at the end of the day, they have to be comfortable with the decision and we need to be fair that we’ve changed the story on them a little bit here. So we can’t expect them to rule on something that we haven’t presented to them before.
Paul Patterson—Glenrock Associates LLC—Analyst
Okay. But is it possible that you guys could do it within 6 months, is that — or is that just crazy, I guess, that’s what I’m trying to figure out?
Mark A. Ruelle—Westar Energy, Inc.—CEO, President & Director
I won’t speak for our regulators on that. Obviously, it’s going to take a few months just to get shareholder vote.
Operator
Our next question comes from Andy Levi with Avon Capital Advisors.
Andrew Levi—Avon Capital—Analyst
Congratulations. Now I know what took so long. So I don’t have to ask that question anymore. I’m just a little slow with the math. So obviously, the 210 million shares outstanding, I understand. And let’s just say, that you get that done by the beginning of 2020 just for argument sake. And then, if you combine the 2 net incomes of the companies before any cost savings, if you kind of look at analysts’ forecasts that were out there beforehand, you probably were talking about $720 million to about $730 million of net income. Is that kind of the way to look at it if you go by kind of consensus numbers beforehand?
Mark A. Ruelle—Westar Energy, Inc.—CEO, President & Director
Well, I’m not going to comment on anybody else’s numbers, just our own.
Andrew Levi—Avon Capital—Analyst
Okay. But does that kind of sound in the ballpark and kind of based on the payout ratio you put out there that kind of gives you like a 2020, 2021 type number of like $3.50 on the combined company with the 210 million outstanding, is that kind of your ballpark number?
Terry D. Bassham—Great Plains Energy Incorporated—Chairman, CEO & President
I follow what you’re doing, Andy.
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Client Id: 77
JULY 10, 2017 / 1:00PM, GXP—Great Plains Energy Inc and Westar Energy Incorporated Joint Conference Call to Discuss the Agreement to a No-Premium Merger of Equals to Form Leading Electric Utility
Andrew Levi—Avon Capital—Analyst
Okay. That’s fair. And then just on the ratio. So if I am a GXP shareholder, not saying that I am, because I can’t. But if I’m a GXP shareholder, that $3.50, how much of that am I going to get? Is it the 0.5981, is that right?
Terry D. Bassham—Great Plains Energy Incorporated—Chairman, CEO & President
Yes, it will be exactly at the exchange ratio of 0.5981.
Andrew Levi—Avon Capital—Analyst
0.5981? Okay. Got it.
Operator
Our next question comes from Ashar Khan with Visium.
Ashar Khan—Verition Fund—Analyst
I just wanted to say congratulations and it’s a great deal.
Operator
And I’m not showing any further questions at this time.
Terry D. Bassham—Great Plains Energy Incorporated—Chairman, CEO & President
All right. Well, we appreciate everybody dialing in. We, obviously, will be visiting with folks and both our teams will be responding to folks. So, again, we are very, very excited about the company that we’re creating here and about our opportunities moving forward, and we look forward to talking to each of you about that.
Mark A. Ruelle—Westar Energy, Inc.—CEO, President & Director
Thanks for letting us start your week, look forward to talking.
Operator
Ladies and gentlemen, this does conclude today’s presentation. You may now disconnect. Have a wonderful day.
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Client Id: 77
JULY 10, 2017 / 1:00PM, GXP—Great Plains Energy Inc and Westar Energy Incorporated Joint Conference Call to Discuss the Agreement to a No-Premium Merger of Equals to Form Leading Electric Utility
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Forward-Looking Statements

Statements made in this communication that are not based on historical facts are forward-looking, may involve risks and uncertainties, and are intended to be as of the date when made. Forward-looking statements include, but are not limited to, statements relating to the anticipated merger transaction of Great Plains Energy Incorporated (Great Plains Energy) and Westar Energy, Inc. (Westar Energy), including those that relate to the expected financial and operational benefits of the merger to the companies and their shareholders (including cost savings, operational efficiencies and the impact of the anticipated merger on earnings per share), the expected timing of closing, the outcome of regulatory proceedings, cost estimates of capital projects, redemption of Great Plains Energy debt and convertible preferred stock, dividend growth, share repurchases, balance sheet and credit ratings, rebates to customers, employee issues and other matters affecting future operations. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Great Plains Energy and Westar Energy are providing a number of important factors that could cause actual results to differ materially from the provided forward-looking information. These important factors include: future economic conditions in regional, national and international markets and their effects on sales, prices and costs; prices and availability of electricity in regional and national wholesale markets; market perception of the energy industry, Great Plains Energy and Westar Energy; changes in business strategy, operations or development plans; the outcome of contract negotiations for goods and services; effects of current or proposed state and federal legislative and regulatory actions or developments, including, but not limited to, deregulation, re-regulation and restructuring of the electric utility industry; decisions of regulators regarding rates that the companies can charge for electricity; adverse changes in applicable laws, regulations, rules, principles or practices governing tax, accounting and environmental matters including, but not limited to, air and water quality; financial market conditions and performance including, but not limited to, changes in interest rates and credit spreads and in availability and cost of capital and the effects on derivatives and hedges, nuclear decommissioning trust and pension plan assets and costs; impairments of long-lived assets or goodwill; credit ratings; inflation rates; effectiveness of risk management policies and procedures and the ability of counterparties to satisfy their contractual commitments; impact of terrorist acts, including, but not limited to, cyber terrorism; ability to carry out marketing and sales plans; weather conditions including, but not limited to, weather-related damage and their effects on sales, prices and costs; cost, availability, quality and deliverability of fuel; the inherent uncertainties in estimating the effects of weather, economic conditions and other factors on customer consumption and financial results; ability to achieve generation goals and the occurrence and duration of planned and unplanned generation outages; delays in the anticipated in-service dates and cost increases of generation, transmission, distribution or other projects; Great Plains Energy’s and Westar Energy’s ability to successfully manage and integrate their respective transmission joint ventures; the inherent risks associated with the ownership and operation of a nuclear facility including, but not limited to, environmental, health, safety, regulatory and financial risks; workforce risks, including, but not limited to, increased costs of retirement, health care and other benefits; the ability of Great Plains Energy and Westar Energy to obtain the regulatory and shareholder approvals necessary to complete the anticipated merger or the imposition of adverse conditions or costs in connection with obtaining regulatory approvals; the risk that a condition to the closing of the anticipated merger may not be satisfied or that the anticipated merger may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated merger; the costs incurred to consummate the anticipated merger; the possibility that the expected value creation from the anticipated merger will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; the credit ratings of the combined company following the anticipated merger; disruption from the anticipated merger making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated merger; and other risks and uncertainties.

This list of factors is not all-inclusive because it is not possible to predict all factors. Additional risks and uncertainties will be discussed in the joint proxy statement/prospectus and other materials that Great Plains Energy, Westar Energy and Monarch Energy Holding, Inc. (Monarch Energy) will file with the Securities and Exchange Commission (SEC) in connection with the anticipated merger. Other risk factors are detailed from time to time in quarterly reports on Form 10-Q and annual reports on Form 10-K filed by Great Plains Energy, KCP&L and Westar Energy with the SEC. Each forward-looking statement speaks only as of the date of the particular statement. Monarch Energy, Great Plains Energy, KCP&L and Westar Energy undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger, Monarch Energy will file a Registration Statement on Form S-4, that includes a joint proxy statement of Great Plains Energy and Westar Energy, which also constitutes a prospectus of Monarch Energy. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY MONARCH ENERGY, GREAT PLAINS ENERGY AND WESTAR ENERGY WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, WESTAR ENERGY, MONARCH ENERGY AND THE PROPOSED MERGER.

Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus when available and other documents filed by Monarch Energy, Great Plains Energy and Westar Energy with the SEC at http://www.sec.gov, the SEC’s website, or free of charge from Great Plains Energy’s website (http://www.greatplainsenergy.com) under the tab, “Investor Relations” and then under the heading “SEC Filings.” These documents are also available free of charge from Westar Energy’s website (http://www.westarenergy.com/) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in Proxy Solicitation

Great Plains Energy, Westar Energy and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Great Plains Energy’s and Westar Energy’s shareholders with respect to the proposed merger. Information regarding the officers and directors of Great Plains Energy is included in its definitive proxy statement for its 2017 annual meeting filed with SEC on March 23, 2017. Information regarding the officers and directors of Westar Energy is included in an amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on April 28, 2017. Additional information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and joint proxy statement/prospectus and other materials filed with SEC in connection with the proposed merger. Free copies of these documents may be obtained as described in the paragraphs above.